Enterra Energy Trust Clarifies 2009 Operational and Financial Guidance

Calgary, Alberta – (Marketwire – January 7, 2009) Enterra Energy Trust (“Enterra”) provides clarification on the 2009 guidance issued on November 18, 2008, in light of current commodity prices.

“As communicated to our unitholders in November, our objective is to execute a conservative business plan aimed at replacing our reserve volumes in 2009,” said Don Klapko, Enterra’s President and CEO.  “However, recent erosion in commodity prices may limit our flexibility to pursue the full capital budget that was announced.  It is our intention to fund any capital program from operating cash flow and not to increase debt.  We continue to monitor oil and gas prices and exchange rates closely and will curtail, modify or postpone our capital spending and operational plans as necessary to live within our financial means.  We are also considering alternative investment opportunities to add to unitholder value in addition to our conventional drilling program.”

Enterra was able to achieve its key goal of strengthening it’s balance sheet in 2008 through conservative cash management and debt repayment while maintaining a modest capital reinvestment program.  For 2009, Enterra’s budget and operational approach announced in November was based on commodity pricing assumptions which were similar to forward prices available at the time, and which Enterra considered to be reasonable.  Recent commodity prices have been substantially lower than these assumptions; particularly the benchmark West Texas Intermediate oil, which has recently traded below US$40 per barrel compared with Enterra’s budget forecast of US$70 per barrel.  Enterra will maintain its conservative approach during 2009 and will monitor market circumstances and commodity prices continuously and will adjust its priorities accordingly.

About Enterra Energy Trust

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units are listed on the Toronto Stock Exchange (ENT.UN) and the New York Stock Exchange (ENT).  The Trust portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 63 percent natural gas and 37 percent crude oil and natural gas liquids.  Enterra has compiled a multi-year drilling inventory for its properties.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com